UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

                              INFORMATION STATEMENT
                        PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*



                                 TALK CITY INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    874263106
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP NO. 874263106                                            PAGE 2 OF 4 PAGES
TALK CITY INC.


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            NEW YORK LIFE INSURANCE COMPANY
            13-5582869

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                            (b) [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW YORK

NUMBER OF         5.    SOLE VOTING POWER             1,431,469
SHARES
BENEFICIALLY      6.    SHARED VOTING POWER                   0
OWNED BY
EACH              7.    SOLE DISPOSITIVE POWER        1,431,469
REPORTING
PERSON            8.    SHARED DISPOSITIVE POWER              0
WITH

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                1,431,469

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES* [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9      5.9%

12.   TYPE OF REPORTING PERSON*

            IC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G


CUSIP NO. 874263106                                            PAGE 3 OF 4 PAGES
TALK CITY INC.


Item 1(a)   Name of issuer:   TALK CITY INC.

Item 1(b)   Address of issuer's principal executive offices:

                        1919 SOUTH BASCOM AVENUE
                        CAMPBELL, CA  95008

Item 2(a)   Name of person filing:    NEW YORK LIFE INSURANCE COMPANY

Item 2(b)   Address of principal business office:

                        51 MADISON AVENUE, ROOM 206
                        NEW YORK, NY  10010

Item 2(c)   Citizenship:      NEW YORK

Item 2(d)   Title of class of securities: COMMON STOCK

Item 2(e)   Cusip No.:  874263106

Item 3      Type of Person:  INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF
            THE ACT

Item 4(a)   Amount beneficially owned:          1,431,469

Item 4(b)   Percent of class:                        5.9%

Item 4(c)   (i)   sole power to vote:           1,431,469
            (ii)  shared power to vote:                 0
            (iii) sole power to dispose:        1,431,469
            (iv)  shared power to dispose:              0

Item 5      Ownership of 5 percent or less of a class:  NOT APPLICABLE

Item 6 Ownership of more than 5 percent on behalf of another person: NOT APPLICABLE

Item 7      Identification and classification of subsidiary: NOT APPLICABLE

Item 8      Identification  and  classification  of members  of the  group:  NOT
            APPLICABLE

Item 9      Notice of dissolution of the group:  NOT APPLICABLE

                                  SCHEDULE 13G


CUSIP NO. 874263106                                            PAGE 4 OF 4 PAGES
TALK CITY INC.


Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Dated: February 11, 2000                        NEW YORK LIFE INSURANCE COMPANY



                                                By:       /S/PHILIP A. SMITH
                                                --------------------------------
                                                Name:  Philip A. Smith
                                                Title:    Director